UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 18, 2024

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

(610) 226-8101

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modification to Rights of Security Holders.

Amendment to Certificate of Incorporation

As described and defined in Item 5.03 below, the Stockholders approved the Charter Amendment at the Special Meeting, and the Company subsequently filed the Charter Amendment with the Secretary of State of the State of Delaware.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 18, 2024, Fintech Ecosystem Development Corp. (the “Company”) held an extraordinary general meeting (the “Special Meeting”) of stockholders of the Company (the “Stockholders”). The Stockholders approved the proposal to amend (the “Charter Amendment”) the Company’s amended and restated certificate of incorporation (the “Charter”) to extend the date by which the Company has to consummate a business combination for an additional six months, from April 21, 2024 to up to October 21, 2024, by electing to extend the date to consummate an initial business combination on a monthly basis up to six times, provided that for each one-month extension, the sponsor of the Company deposits into the trust account established for the benefit of the Company’s public stockholders (the “Trust Account”) the lesser of (i) $66,000.00 and (ii) an aggregate amount equal to $0.033 for each public share that is not redeemed in connection with the Special Meeting.

Following receipt of the Stockholders’ approval of the Charter Amendment, the Company filed the amendment to the Charter with the Secretary of State of Delaware. The foregoing summary is qualified by the full text of the second amendment to the Charter, which is included as Exhibit 3.1.

Item 5.07. Submission of Matters to a Vote of Security Holders.

Present at the Special Meeting, via the virtual meeting platform or by proxy, were holders of 5,277,565 shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”), representing approximately 76.43% of the voting power of the Common Stock as of March 12, 2024, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date there were 6,847,003 shares of Common Stock issued and outstanding.

At the Special Meeting, the Company’s stockholders approved the Charter Amendment as defined and described in detail in the proxy statement filed by the Company on March 27, 2024 and supplemented by Supplement No. 1 to the Proxy Statement filed by the Company on March 28, 2024 (“Proxy Statement”) and incorporated herein by reference.

The approval of the Charter Amendment required the affirmative vote of holders of at least 65% of the Common Stock outstanding on the Record Date.

The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to the Company’s stockholders, as the Charter Amendment received a sufficient number of votes required for approval, and the Board did not determine to adjourn the Special Meeting for reasons otherwise in connection with the Extension Amendment Proposal.

Set forth below are the final voting results for the Charter Amendment. Defined terms used but not defined in the Charter Amendment described below have the meanings ascribed to such terms in the Proxy Statement:

FOR	AGAINST	ABSTAIN
5,005,951 (72.50%)	271,614 (3.93%)	0 (0.00%)

Item 8.01. Other Events.

Redemption of Shares

In connection with the voting on the Charter Amendment at the Special Meeting, holders of 2,477,475 shares of Class A Common Stock (the “Redeeming Stockholders”) exercised the right to redeem such shares for cash at an approximate price of $11.18 per share, for an aggregate of approximately $27,698,170.50 (the “Redemptions”). Following the payment to the Redeeming Stockholders of the consideration for the Redemptions, the Trust Account had a balance of approximately $16,825,532.70 million.

Extension Payment

On April 19, 2024, $49,319.42 was deposited into the Trust Account which enables the Company to extend the period of time it has to consummate its initial business combination by one month from April 21, 2024 to May 21, 2024 (the “Extension”). The Extension is the first of six (6) one-month extensions permitted under the Company’s governing documents.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit
3.1	Second Amendment to the Amended and Restated Certificate of Incorporation dated April 18, 2024

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 19, 2024

FINTECH ECOSYSTEM DEVELOPMENT CORP.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

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